CTDC Announces Board and Management Changes and Conducts Non-Deal Roadshow

Hong Kong- July 8, 2011- China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Munich, announced today that the Company has made a number of changes to its board and key management positions:

-
The Board resolved to remove Ju Zhang from the office as Executive Director effective July 7th. The Company has no disagreement with Ju Zhang and confirms that the removal will not have any material effect on the business and operations of the Company. The board of directors consists of eight directors, three of whom are executive directors and five of whom are independent directors;

-	Zhenwei Lu has been appointed Chief Financial Officer effective July 7th, and will continue as executive director on the board of directors; and
-	Weining Zhang has been appointed Chief Communications Officer effective June 15th.

Zhenwei Lu holds a Bachelor’s degree from Shanghai Marine College and a Master’s degree from Zhongnan University of Economics and Law. Mr. Lu was the General Manager of China Merchants Technology Co., Ltd., a wholly owned subsidiary of China Merchants Group. Mr. Lu has represented China Merchants Group to establish Shenzhen China Merchants Group Yinke Investment Management Ltd, a Renminbi venture investment fund, and he is acting as General Manager of this company.

Weining Zhang holds a Bachelor’s degree in Economics (Quantitative Path) from University of California at Berkeley and a specialized MBA degree with a focus in Finance from SDA Bocconi, Milan. Prior to joining CTDC, she served as a director of Perennial Financial Consulting, providing strategy and financial services to public and private companies.  Prior to that she worked in the financial industry in roles that included serving as a closing analyst for Real Estate Division of Credit Suisse First Boston/DLJ, a financial advisor for American Express, a senior manager for Real Options Group, a senior account executive of CCG Elite Investor Relations.

“We are very pleased to have such a high caliber of financial talent on board to strengthen our management team as we make strides in becoming an important player in the solar energy field,” Alan Li, Chairman and CEO of CTDC said. “Their expertise and competence in financial markets will be a tremendous asset to the Company. We believe they will realize our vision in our endeavor and improve our communications with investors.”

CTDC has scheduled a non-deal roadshow in the following cities of the USA between July 11th and September 14th of 2011:

San Francisco, CA
Los Angeles, CA
New York, NY
Boston, MA

To request meetings with management, please contact the Company at ir@chinactdc.com.

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC, a fast-growing clean energy group based in Hong Kong, provides solar energy products and solutions to the global market under the “LSP” brand.

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Weining Zhang, Chief Communications officer
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com